EFT Holdings, Inc.
929 Radecki Court
City of lndustry, CA 91789

September 15, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  H. Christopher Owings – Assistant Director

Re:	EFT Biotech Holdings, Inc. Form 10-K/A for the Fiscal Year Ended March 31, 2010 Filed October 1, 2010 File No. 000-53730

Dear Mr. Owings:

We are responding to comments contained in the Staff’s letter, dated October 18, 2010, addressed to Mr. Jack Jie Qin, the President and Chief Executive Officer of EFT Holdings, Inc. with respect to the Company’s Form 10-K/A filed on October 1, 2010 (the “2010 10-K”).

As discussed with the Staff by telephone on June xx, 2011, the Company has re-stated its prior financial statements to address matters raised by the Staff in comments 7 (Excalibur) and 8 (Digital Development Partners) below.  On August 23, 2011, the Company filed its Annual Report on Form 10-K for the year ended March 31, 2011 (the “2011 10-K”).  In Note 2 to the consolidated financial statements included in the 2011 10-K, the Company has described in detail the reasons for the re-statement of its prior financial statements and the effect of the re-statement on prior periods, including prior quarterly periods affected.

The Company has not to date revised and re-filed its 2010 10-K or its Reports on Form 10-Q for any affected quarterly period. Because the effects of the re-statement are limited and the reasons for the re-statement are fully described in its 2011 10-K, the Company does not believe that filing a revised 2010 10-K or Forms 10-Q for affected periods would, at this time, be beneficial to investors as it would not provide any information that is not already included in the 2011 10-K.  We would appreciate the Staff’s guidance on this issue.

We also apologize for the delay in responding to the Staff’s comments. As discussed in Item 9A of the 2011 10-K, the Company has recently engaged key financial executives, as well as additional accounting staff and support, and in future we will endeavor to respond to comments from the Staff in a timely manner.

The Company has responded to each comment below, with each response following the Staff’s comment to which it applies. The comments and the responses are numbered to relate to the corresponding comments in your letter.

Form 10-K/A for the Fiscal Year Ended March 31, 2010

General

1.	Where we have issued comments below on your Form 10-K, please also apply these comments to your future periodic filings, as applicable.

Response:

We have noted the Staff’s comments and have endeavored to ensure that they are appropriately addressed in our 2011 10-K. We will also ensure, as appropriate, that the Staff’s comments are applied to our future periodic filings.

Business, page 3

2.
We read your response to comment three from our letter dated July 21, 2010. Please revise your Form 10-K to disclose substantially the same information as was provided to us in your response, as we do not believe that your current disclosures have adequately conveyed this information to your investors.

Response:

In our previous response, we provided additional information, as follows:

“Straits Exchange Foundation (a Taiwan non-profit organization), and the Association for Relations Across the Taiwan Straits (a China non-profit organization) entered into an Agreement in 2009 regarding crossings in the Taiwan Strait between ports in Taiwan and China.  The Agreement neither offers nor gives guidance as to which party will enforce compliance with the Agreement.  Additionally, the Agreement does not provide any penalties for noncompliance.

The Company cannot predict what impact the reduction of its interest in Excalibur will have on its financial statements since the Company does not know when it will sell a portion of its interest in Excalibur or what it will receive in exchange for such interest.  As of March 31, 2010, the Company consolidated Excalibur, even though the Company did not own a majority of Excalibur’s common stock, since Excalibur was considered to be a variable interest entity of the Company at that time.  Any decision to deconsolidate Excalibur will depend on whether Excalibur remains a variable interest entity.”

A version of the above information, modified as appropriate for the context in which it is presented, has been included in the 2011 10-K:

1.	To the description of the Excalibur business on page 8; and
2.	As additional disclosure in the discussion of the Excalibur business in Note 1 to the financial statements on page F-8.

Item 1A, Risk Factors, page 11

3.
We note your new disclosure on page 36 regarding your status as a controlled company. Please revise future filings to include appropriate risk factor disclosure regarding your status as a controlled company.

Response:

Our 2011 10-K includes a risk factor addressing this matter on page 12, as follows:

“Our principal shareholder owns 65.93% of our outstanding common stock and its interest may not be aligned with the interests of our other shareholders.

Dragon Win Management, Ltd., or Dragon Win, owns a majority of our issued and outstanding common stock. As a result, Dragon Win has substantial influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Dragon Win may not act in the best interests of our minority shareholders. In addition, without its consent, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common stock. These actions may be taken even if they are opposed by our other shareholders.”

Consolidated Financial Statements, page F-1
Consolidated Statements of Operations, page F-2

4.
We read your response to comment six from our letter dated July 21, 2010 that you have corrected your income tax expense for the year ended March 31, 2009 and your net income for the year ended March 31, 2010. However, no change was made to your Statements of Operations as compared to the prior draft of your Form 10-K. We note that the paper version supplementaIly sent to us did contain these changes. However, the version filed on Edgar did not. As previously requested, please revise so that amounts presented are correct and compute to the amount presented for net income or loss.

Response:

We apologize for the oversight. Prior year amounts have been corrected, as appropriate, in the consolidated financial statements included in our 2011 10-K.

5.
We read your response to comment seven from our letter dated July 21, 2010 that you believe you have complied with our comment. However, no change was made to your Statements of Operations as compared to the prior draft of your Form 10-K. We note that the paper version supplementaIly sent to us did contain this change. However, the version filed on Edgar did not.  As previously requested, please revise to differentiate between the two line items titled "Net income (loss)."

Response:

We apologize for the oversight. Prior year amounts have been corrected, as appropriate, in the consolidated financial statements included in our 2011 10-K.

Notes to Consolidated Financial Statements, page F -5
Note 5 - Note Receivable, Related Parties, page F-18

6.
We note your response to comment 11 from our letter dated July 21, 2010. Please revise this footnote to disclose that you do not intend to collect these notes prior to March 31, 2011 so that your investors understand the expected timing of the receipt of these funds.

Response:

The notes in question were a loan of $1,567,000 to Yeuh-Chi Liu, a vendor, which loan is discussed further in our response to comment 7 below, and a loan of $467,100 to Turn-Key Technology Co., Ltd.  The disposition of these notes is reflected in our 2011 10-K.

The loan to Yeuh-Chi Liu, the funds from which were used to acquire a 3.97% interest in Excalibur, was written off in the quarter ended December 31, 2010, as the Company does not believe that it will be able to collect this loan.

The loan to Turn-Key Technology Co., Ltd, was in fact a prepayment made to an unrelated party. It was reclassified when we re-state the 2010 financial statement.

Note 8 – Investment, page F-19

7.	We read your response to comment 12 from our letter dated July 21, 2010. We have the following additional comments:

•
We note that the criteria you describe to determine if you are the primary beneficiary of Excalibur are those from SFAS 167, later codified as ASC 810-10. As this guidance was not effective until the first annual period that began after November 15, 2009, which for you would appear to be the fiscal year beginning April 1, 2010, please explain to us why the analysis in your response refers to this accounting guidance.

Response:

Please refer to the response below concerning the accounting for Excalibur.

•
Please provide to us your evaluation of ExcaIibur under FIN 46R, including identifying each of your variable interests in Excalibur, addressing each of the criteria in paragraph 4(h) of FIN 46R, and explaining in detail how you concluded that you were not the primary beneficiary. In this regard, your current response states that your only variable interest in Excalibur is your equity interest; however, it appears to us that the loans that you made to Excalibur may also be variable interests. Refer to Appendix B of FIN 46R.

Response:

In view of the Staff’s comments, we have re-considered the accounting for Excalibur and have concluded that the Company should have considered Excalibur to be a controlled subsidiary, subject to consolidation at the time of the Company’s initial investment in Excalibur.  Accordingly, as described in Note 2 to the consolidated financial statements included in the 2011 10-K, the Company has re-stated its financial statements for the year ended March 31, 2009, and subsequent interim periods, to consolidate Excalibur from the time of its initial investment.

On July 25, 2008, as previously disclosed in Note 5 to the consolidated financial statements included in the 2010 10-K, and as noted in the response to comment 6 above, the Company advanced $1,567,000 to Yeuh-Chi Liu, a vendor and a member of the board of directors of Excalibur, for the purpose of acquiring a 3.97% interest in Excalibur. Consistent with the guidance in ASC 810-10-25-42, the Company should have treated this interest as its own interest in determining whether, in conjunction with the Company’s 48.81% interest in Excalibur, it had a controlling financial interest in Excalibur and thus whether Excalibur should be consolidated.  The Company has continued to provide loans to Excalibur and, since its initial investment, has been substantially responsible for Excalibur’s financial support. In view of the above history, the Company has concluded that it should have consolidated Excalibur from the time of its initial investment and has re-stated its financial statements accordingly.

In re-stating its prior financial statements, the Company also determined that certain errors were made in accounting for Excalibur as an equity investment.  As described in Note 2 to the consolidated financial statements included in the 2011 10-K, those errors have now been corrected.

•
We note that you state that your general counsel, Pyng Soon, was made chairman of Excalibur on January 15, 2010. Please explain to us why Pyng Soon is not identified as one of your executive officers within your March 31, 2010 Form 10-K. Please refer to Item 401(b) of Regulation S-K.

Response:

We have revised the disclosure of executive officers in our 2011 10-K to include Pyng Soon.

Note 10 – Acquisition, page F-20

8.
Your response to comment 15 from our letter dated July 21, 2010 indicates that your acquisition of 92% of Digital Development Partners' common stock was a transaction between entities under common control. We have the following additional comments:

•
It does not appear appropriate to disclose that this acquisition was accounted for as a business combination. Please note that a business combination is defined in ASC 805-10-20 and also refer to ASC 805-10-15-4(b). Please revise your footnote to clarify, if true, that this acquisition was accounted for as a merger of entities under common control. Refer to ASC 805-50-50-3.

•
Your response indicates that the extraordinary gain was calculated based on the guidance in ASC 805-30-30. As indicated in ASC 805-10-15-4(b), the guidance on business combinations that is cited in your response does not apply to transactions between entities under common control; rather, the accounting for transactions between entities under common control is separately addressed in ASC 805-50. Please revise your financial statements and disclosures to account for this acquisition consistent with the guidance in ASC 805-50-25-2, 805-50-30-5 and 30-6, and 805-50-35-1.

•
You do not appear to have restated your financial statements consistent with the guidance in ASC 805-50-45. Please revise your financial statements and explain to us within your response how any revisions comply with this guidance, including stating the date at which you and Digital first came under common control.

Response:

In view of the Staff’s comments, we have re-considered and revised the accounting for the transaction with Digital Development Partners Inc. (“Digital”).

Digital was incorporated in December 2006.  The transaction between the Company and Digital was part of a re-organization plan undertaken by Digital, as described in Item 1 – Business, included in Digital’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Commission on April 14, 2011 (Commission file number 000-52828).

At the time of the transaction with the Company on February 18, 2010 and as part of its re-organization, Digital transferred its existing subsidiaries and the majority of its assets to its existing shareholders (excluding the Company) in exchange for the cancellation of 20,095,000 of its 26,800,665 outstanding common shares. Prior to this time, Digital was in the development stage and had no revenues or earnings. As a result of this re-organization, in exchange for the transfer to Digital of the rights to the EFT Phone, the Company received 79,265,000 shares of Digital, representing a 92.2% interest in a company that had minimal assets (a small amount of cash) and no operating business.

Prior to its transaction with Digital, neither the Company nor its principal shareholder had an equity interest in Digital and, as far as the Company is aware, the existing shareholders of Digital had no equity interest in the Company.

The transaction with Digital is neither a business combination (as Digital had no functioning business at the time of the transaction) nor a transaction between entities under common control, as the equity interests in Digital prior to the transaction were held by unrelated parties.

The company previously included in its consolidated financial statements the operating expenses of Digital for the quarter ended March 31, 2010 (amounting to $104,153), the non-controlling interest’s share of those expenses, the goodwill reflected on the books of Digital of $5,000, Digital’s bank overdraft at March 31, 2010 of $117 and an offsetting gain of $100,531, as follows:

Digital expenses recorded by the Company	104,153
Goodwill	5,000
Minority interest – income statement		8,124
Minority interest – balance sheet		381
Overdraft		117
Gain recorded		100,531
	$109,153	$109,153

With the exception of some minor bank charges, all of the Digital expenses were incurred prior to the transaction with the Company and therefore should not have been recorded in the Company’s financial statements. The goodwill recorded by Digital relates to an entity that was spun-off to the former shareholders of Digital and therefore should not have been recorded by the Company.

As described in Note 2 to the consolidated financial statements included in the 2011 10-K, the Company has now re-stated its March 31, 2010 consolidated financial statements to eliminate the above amounts, including the gain previously reported related to the transaction.  The net effect of the re-statement on the Company’s reported net loss for the year ended March 31, 2010 was not material.

Item 9A, Controls and Procedures, page 30

9.
We read your response to our comment 17 from our letter dated July 21, 2010. While we agree that, under certain circumstances, a company can have effective disclosure controls and procedures despite ineffective internal control over financial reporting, we are asking you to explain to us and disclose to your investors how this is the case given your particular material weaknesses. Since financial statements that comply with US GAAP are a required disclosure in your Exchange Act reports, if you have material weaknesses around the preparation of the numbers and footnote disclosures within your financial statements, it is unclear to us that your disclosure controls and procedures would be effective to ensure that all required disclosures have been made. Please explain to us how you considered each of your particular material weaknesses in internal control over financial reporting when assessing whether your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Response:

On further consideration of the Staff’s comments, we acknowledge that our disclosure controls and procedures, as well as our internal control over financial reporting, were not effective and that remedial action is required.

In our 2011 10-K, we have disclosed that our disclosure controls and procedures, as well as our internal control over financial reporting, were not effective as of March 31, 2011 and have outlined the remedial action that has been, and is being taken, to address the weaknesses identified.

Signatures

10.
We note your response to comment 19 in our letter dated July 21, 2010, however, it does not appear that you have complied with the comment. While Mr. Qin signed the report on behalf of the company, and also in his individual capacity as a director of the company, he did not sign the report in his individual capacity as the principal executive officer, principal financial officer or principal accounting officer. Please amend your report so that Mr. Qin signs in his individual capacity as the principal executive officer, principal financial officer or principal accounting officer. In addition, please confirm that you will revise future filings accordingly.

Response:

In our 2011 10-K, the signature of Mr. Qin has been amended to indicate that he is signing in his capacity as a director, as principal executive officer and as principal financial and accounting officer.  We also confirm that we will ensure that future filings are signed correctly.

We thank the Staff in advance for its consideration of the foregoing matters and look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

Jack Jie Qin
Chief Executive Officer